Filed Pursuant to Rule 433

Registration No. 333-141071

Registration No. 333-141071

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

OFFERING SUMMARY

Relating to the Preliminary Pricing Supplement

Dated June 8, 2007 (subject to completion)

Wachovia Corporation Medium-Term Notes, Series G

Principal Protected Notes Linked to a Basket of Emerging

Market Currencies due •

Issuer:	Wachovia Corporation
Expected Pricing Date:	•, 2007
Expected Settlement Date:	•, 2007
Maturity Date:	•, 2009. The term of the notes will be approximately 18 months (to be determined on the pricing date).
Principal Amount:	Each note will have a principal amount of $10. Each note will be offered at an initial public offering price of $10.
Interest:	Wachovia will not pay you interest during the term of the notes.
Market Measure:	The return on the notes, in excess of the principal amount, is linked to the performance of an equally-weighted basket (the “basket”) of the following six currencies relative to the U.S. Dollar: the Brazilian Real, the Mexican Peso, the Turkish Lira, the Hungarian Forint, the Indonesian Rupiah and the Indian Rupee (each, a “basket currency”, and collectively, the “basket currencies”).
Payment at Maturity:

At maturity, for each note you own, you will receive a cash payment equal to the sum of the principal amount of the note and the basket performance amount.

•      If the average currency appreciation is less than or equal to zero, the basket performance amount will equal $0.

•      If the average currency appreciation is greater than zero and less than or equal to the minimum average currency appreciation, expected to be between 8% and 10% (to be determined on the pricing date), the basket performance amount will equal the product of the principal amount of the note and minimum average currency appreciation (the “minimum supplemental payment amount”).

•      If the average currency appreciation is greater than the minimum average currency appreciation, the basket performance amount will equal the sum of (a) the minimum supplemental payment amount and (b) an amount equal to the product of the principal amount of the note and 4 times the excess of the average currency appreciation over the minimum average currency appreciation.

The average currency appreciation will be determined on the valuation date and represents an average of the basket. It does not represent average performance over the term of the notes.

Principal Protection:	The notes are fully principal protected and will pay 100% of the principal amount of your notes at maturity, subject to Wachovia’s ability to fulfill its obligations.
Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.
CUSIP Number:	929903334

The issuer has filed a registration statement (including a prospectus and a preliminary pricing supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or and dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-215-4145 (or by calling 1-704-715-8400 (toll call)) and asking for the Fixed Income Structured Notes Group.

Principal Protected Notes due •

Linked to a Basket of Emerging Market Currencies

This offering summary represents a summary of the terms and conditions of the Principal Protected Notes Linked to a Basket of Emerging Market Currencies due • Offering 100% Principal Protection. We encourage you to read the preliminary pricing supplement and its accompanying prospectus to help you understand the Principal Protected Notes and this offering.

Key Characteristics of the Principal Protected Notes Linked to a Basket of Emerging Market Currencies due •

The Principal Protected Notes are unsecured senior debt obligations of Wachovia Corporation, the return on which is linked to the performance of the basket.

Upside Participation

If the average currency appreciation is greater than zero, you will receive a cash payment equal to the principal amount of the note plus an amount equal to the basket performance amount. If the average currency appreciation is greater than zero and less than or equal to the minimum average currency appreciation, expected to be between 8% and 10% (to be determined on the pricing date), the basket performance amount will equal the product of the principal of the note and minimum average currency appreciation (the “minimum supplemental payment amount”). If the average currency appreciation is greater than the minimum average currency appreciation, the basket performance amount will equal the sum of (a) the minimum supplemental payment amount and (b) an amount equal to the product of the principal amount of the note and 4 times the excess of the average currency appreciation over the minimum average currency appreciation. The average currency appreciation will be determined by the calculation agent and will equal the arithmetic mean of the currency appreciation of each basket currency. The average currency appreciation will be determined on the valuation date and represents an average of the basket. It does not represent average performance over the term of the notes.

Principal Protection

The Principal Protected Notes are fully principal protected. If the average currency appreciation is less than or equal to zero, your payment at maturity will be equal to your principal amount.

No Periodic Interest Payments

The Principal Protected Notes do not bear periodic interest. You are not entitled to any periodic payment in respect of the performance of the basket.

Hypothetical Returns

The following table illustrates, for a range of hypothetical average currency appreciations representing equivalent percentage changes in the value of the basket:

•	the hypothetical basket performance amount;

•	the hypothetical maturity payment amount per note;

•	the hypothetical pre-tax annualized rate of return to beneficial owners of the notes as more fully described below.

The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting total and pre-tax annualized rate of return will depend on the actual average currency appreciation determined by the calculation agent as described in the preliminary pricing supplement.

Hypothetical average currency appreciation	Hypothetical basket performance amount	Hypothetical maturity payment amount per note(1)	Hypothetical pre-tax annualized rate of return on the notes(2)
-50.00%	$0.00	$10.00	0.00%
-45.00	0.00	10.00	0.00
-40.00	0.00	10.00	0.00
-35.00	0.00	10.00	0.00
-30.00	0.00	10.00	0.00
-25.00	0.00	10.00	0.00
-20.00	0.00	10.00	0.00
-15.00	0.00	10.00	0.00
-10.00	0.00	10.00	0.00
-7.50	0.00	10.00	0.00
-5.00	0.00	10.00	0.00
-2.50	0.00	10.00	0.00
0.00	0.00	10.00	0.00
2.50	0.90	10.90	5.83
5.00	0.90	10.90	5.83
7.50	0.90	10.90	5.83
10.00	1.30	11.30	8.32
15.00	3.30	13.30	19.94
20.00	5.30	15.30	30.46
25.00	7.30	17.30	40.09
30.00	9.30	19.30	49.01
35.00	11.30	21.30	57.33
40.00	13.30	23.30	65.14
45.00	15.30	25.30	72.52
50.00	17.30	27.30	79.52

(1)	The hypothetical maturity payment per note is based on a minimum average currency appreciation of 9%.
(2)	The hypothetical pre-tax annualized rate of return is based on a 18-month term, semi-annual compounding and a 30/360 day count.

The following graph sets forth the hypothetical return at maturity for a range of hypothetical average currency appreciations.

Considerations for Investors

Who should consider an investment in the notes?

Investors who are willing to hold the notes to maturity; who seek an investment with a return linked to the basket currency exchange rates and who believe that the basket currency exchange rates, when averaged together, will decrease over the term of the notes (i.e., that over the term of the notes, when averaged together, fewer units of the basket currencies will be needed to buy a given amount of U.S. Dollars and the basket currencies will, when averaged together, appreciate in value against the U.S. Dollar); who are capable of understanding the specific risks related to the complexities of the notes and the underlying basket currencies; and who seek to protect their investment by receiving at least 100% of the principal amount of their investment at maturity.

Who should not consider an investment in the notes?

The notes are not designed for, and may not be a suitable investment for, investors who are unable or unwilling to hold the notes to maturity; who require an investment that yields regular returns; who believe that the basket currency exchange rates, when averaged together, are likely to increase or remain unchanged over the term of the notes (i.e., that over the term of the notes, when averaged together, more or the same number of units of the basket currencies will be needed to buy a given amount of U.S. Dollars and the basket currencies will, when averaged together, depreciate or remain unchanged in value against the U.S. Dollar); who are not capable of understanding the specific risks related to the complexities of the notes and the underlying basket currencies; or who exposure to both the full upside performance and the full downside performance risk of the basket currency exchange rates.

Risk Factors

Yield may be lower. The yield that you will receive on your notes, which could be zero, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Wachovia with the same maturity date.

There may not be an active trading market. The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase, if any, in the value of the basket. Even if a secondary market for the notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.

A sale prior to maturity may generate a loss. The market price of the notes at any given time may be affected by many factors, including, among other things, the performance of the basket, market views on Wachovia Corporation’s ability to pay its debt obligations, and current interest rates. If you do not hold your notes until maturity, the market price may be less than the maturity payment on the notes, and you may experience a loss.

Currency exchange risk. The basket currency exchange rates are a result of the supply of and demand for each currency, and changes in foreign exchange rates may result from the interactions of many factors including economic, financial, social and political conditions in the United States, Brazil, Mexico, Turkey, Hungary, Indonesia and India. These conditions include, for example, the overall growth and performance of the economies of the United States, Brazil, Mexico, Turkey, Hungary, Indonesia and India; the trade and current account balances between the United States on the one hand and Brazil, Mexico, Turkey, Hungary, Indonesia and India on the other; the financing and capital account balances between the United States on the one hand and Brazil, Mexico, Turkey, Hungary, Indonesia and India on the other; market interventions by the Federal Reserve Board or the respective governmental and banking authorities responsible for setting foreign exchange policies in Brazil, Mexico, Turkey, Hungary, Indonesia and India; inflation, interest rate levels, the performance of stock markets, and the stability of the governments and banking systems in the United States, Brazil, Mexico, Turkey, Hungary, Indonesia and India; wars that any of the United States, Brazil, Mexico, Turkey, Hungary, Indonesia and India are directly or indirectly involved in or wars that occur anywhere in the world; major natural disasters in the United States, Brazil, Mexico, Turkey, Hungary, Indonesia and India; and other foreseeable and unforeseeable events.

Non-U.S. and emerging markets risks. Exchange rates of the currencies of most economically developed nations and of many other nations, including Brazil, Mexico, Turkey, Indonesia and India, are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. Dollar. However, governments of many nations, from time to time, do not allow their currencies to float freely in response to economic forces. (The Hungarian Forint exchange rate is not floating and will be described further below.) Governments, including the governments of Brazil, Mexico, Turkey, Indonesia and India, use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.

Governments may also issue a new currency to replace an existing currency or alter its exchange rate or relative exchange characteristics by devaluing or revaluing the currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of the governments of Brazil, Mexico, Turkey, Indonesia and India that could change or interfere with currency valuations that are currently determined primarily by the markets, by fluctuations in response to other market forces, and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes if exchange rates become fixed, if there is any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, if there is an issuance of a replacement currency, or if other developments affect any or all of the basket currencies, the U.S. Dollar, or any other currency.

The exchange rate of the Hungarian Forint is currently managed by the Hungarian government. In 2001, the Hungarian government and the National Bank of Hungary jointly determined to “peg” the Forint to the Euro so as to permit the exchange rate to fluctuate against the Euro in either direction by up to 15% from a central parity, which was set to HUF 276.1/Euro. In June 2003, the National Bank of Hungary shifted the central parity by 2.26%, which caused a depreciation in the forint of approximately 10%. Any such actions are unlikely to contribute significantly to either an increase or decrease in the value of the basket. However, further changes in the Hungarian government’s management of the Forint could result in a significant movement in the U.S. Dollar/Hungarian Forint exchange rate. Assuming the values of all other basket currencies remain constant, a decrease in the value of the Forint, whether because of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the basket.

Potential conflicts of interest. Wachovia or its affiliates may presently or from time to time engage in trading activities related to the basket currencies and the U.S. Dollar that are not for the account of holders of the notes or on their behalf. These trading activities may represent a conflict between holders’ interest in the notes and the interests Wachovia and its affiliates will have in their proprietary accounts, in facilitating transactions for their customers and in accounts under their management. In addition, Wachovia or one or more of our affiliates has published and may in the future publish research on foreign exchange markets, exchange rates and other matters that may have an influence on currency exchange rates. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. This research should not be viewed as a recommendation or endorsement of the notes in any way, and investors must make their own independent investigation of the merits of this investment. Furthermore, the inclusion of commissions and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.

Certain Tax Considerations

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. All individuals who are considering an investment in the notes should read in its entirety the section entitled “Supplemental Tax Considerations” in the Preliminary Pricing Supplement.

Historical Information About the Basket Currencies

We have obtained all information concerning historical levels of the basket currencies from publicly available sources (typically Bloomberg), without verification of its accuracy. We make no representation or warranty as to the accuracy or completeness of any of the information concerning the component indices.

The following tables set forth the published high and low levels in the interbank market of the each of the basket currency exchange rates in each calendar quarter from January 1, 2004 through March 31, 2007 and the period from April 1, 2007 to June 06, 2007. On June 06, 2007, the Brazilian Real/U.S. Dollar exchange rate was 1.9509, the Mexican Peso/U.S. Dollar exchange rate was 10.8680, the Turkish Lira/U.S. Dollar exchange rate was 1.3238 , the Hungarian Forint/U.S. Dollar exchange rate was 187.4000, the Indonesian Rupiah/U.S. Dollar exchange rate was 8,913.0000 and the Indian Rupee/U.S. Dollar exchange rate was 40.6700. Historical performances of the basket currency exchange rates do not indicate future performance.

Quarterly High, Low and Close of the Brazilian Real/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	2.9645	2.7820	2.8953
04/01/2004	06/30/2004	3.2118	2.8755	3.0850
07/01/2004	09/30/2004	3.0782	2.8505	2.8608
10/01/2004	12/31/2004	2.8800	2.6530	2.6560

01/01/2005	03/31/2005	2.7640	2.5665	2.6790
04/01/2005	06/30/2005	2.6588	2.3325	2.3325
07/01/2005	09/30/2005	2.4870	2.2140	2.2275
10/01/2005	12/31/2005	2.3800	2.1615	2.3355

01/01/2006	03/31/2006	2.3364	2.1040	2.1640
04/01/2006	06/30/2006	2.3525	2.0555	2.1650
07/01/2006	09/30/2006	2.2244	2.1230	2.1690
10/01/2006	12/31/2006	2.2000	2.1310	2.1355

01/01/2007	03/31/2007	2.1520	2.0395	2.0590
04/01/2007	06/06/2007	2.0475	1.9010	1.9509

Quarterly High, Low and Close of the Mexican Peso/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	11.2213	10.8073	11.1251
04/01/2004	06/30/2004	11.6698	11.1470	11.4865
07/01/2004	09/30/2004	11.5935	11.3315	11.3820
10/01/2004	12/31/2004	11.5373	11.0980	11.1470

01/01/2005	03/31/2005	11.3818	10.9853	11.1702
04/01/2005	06/30/2005	11.2445	10.7420	10.7490
07/01/2005	09/30/2005	10.9090	10.5790	10.7590
10/01/2005	12/31/2005	10.9535	10.4217	10.6349

01/01/2006	03/31/2006	11.0160	10.4352	10.8740
04/01/2006	06/30/2006	11.4806	10.8520	11.3400
07/01/2006	09/30/2006	11.3400	10.7713	10.9837
10/01/2006	12/31/2006	11.0914	10.7317	10.8188

01/01/2007	03/31/2007	11.2083	10.7685	11.0448
04/01/2007	06/06/2007	11.0180	10.7116	10.8680

Quarterly High, Low and Close of the Turkish Lira/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	1.4065	1.3093	1.3145
04/01/2004	06/30/2004	1.5580	1.3105	1.4840
07/01/2004	09/30/2004	1.5235	1.4285	1.5055
10/01/2004	12/31/2004	1.5090	1.3435	1.3435

01/01/2005	03/31/2005	1.3965	1.2570	1.3510
04/01/2005	06/30/2005	1.4063	1.3305	1.3305
07/01/2005	09/30/2005	1.3815	1.3125	1.3470
10/01/2005	12/31/2005	1.3690	1.3380	1.3510

01/01/2006	03/31/2006	1.3590	1.3028	1.3482
04/01/2006	06/30/2006	1.7076	1.3175	1.5870
07/01/2006	09/30/2006	1.5987	1.4380	1.5127
10/01/2006	12/31/2006	1.5160	1.4160	1.4172

01/01/2007	03/31/2007	1.4547	1.3815	1.3892
04/01/2007	06/06/2007	1.3888	1.3107	1.3238

Quarterly High, Low and Close of the Hungarian Forint/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	214.2800	201.6750	201.6750
04/01/2004	06/30/2004	216.9300	201.6850	205.6050
07/01/2004	09/30/2004	207.8800	198.2050	198.2050
10/01/2004	12/31/2004	200.2050	180.0500	181.0200

01/01/2005	03/31/2005	192.1510	180.7140	190.8150
04/01/2005	06/30/2005	208.0850	189.3670	204.0350
07/01/2005	09/30/2005	207.5750	194.4700	207.5750
10/01/2005	12/31/2005	216.7350	206.2900	212.9650

01/01/2006	03/31/2006	221.6900	203.0750	217.8800
04/01/2006	06/30/2006	224.2150	203.1600	221.3900
07/01/2006	09/30/2006	223.9750	209.4000	215.3000
10/01/2006	12/31/2006	216.9850	190.2850	190.2850

01/01/2007	03/31/2007	199.0050	183.5900	185.6400
04/01/2007	06/06/2007	187.4000	179.9500	187.4000

Quarterly High, Low and Close of the Indonesian Rupiah/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	8,663.0000	8,317.0000	8,564.0000
04/01/2004	06/30/2004	9,440.0000	8,573.0000	9,400.0000
07/01/2004	09/30/2004	9,370.0000	8,800.0000	9,155.0000
10/01/2004	12/31/2004	9,320.0000	8,938.0000	9,270.0000

01/01/2005	03/31/2005	9,515.0000	9,135.0000	9,465.0000
04/01/2005	06/30/2005	9,760.0000	9,430.0000	9,760.0000
07/01/2005	09/30/2005	10,775.0000	9,725.0000	10,300.0000
10/01/2005	12/31/2005	10,303.0000	9,685.0000	9,830.0000

01/01/2006	03/31/2006	9,830.0000	9,045.0000	9,070.0000
04/01/2006	06/30/2006	9,495.0000	8,703.0000	9,263.0000
07/01/2006	09/30/2006	9,295.0000	9,045.0000	9,223.0000
10/01/2006	12/31/2006	9,228.0000	8,994.0000	8,994.0000

01/01/2007	03/31/2007	9,250.0000	8,975.0000	9,121.0000
04/01/2007	06/06/2007	9,158.0000	8,670.0000	8,913.0000

Quarterly High, Low and Close of the Indian Rupee/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/01/2004	03/31/2004	45.6400	43.6000	43.6000
04/01/2004	06/30/2004	46.2500	43.5375	46.0600
07/01/2004	09/30/2004	46.4713	45.6650	45.9500
10/01/2004	12/31/2004	45.9000	43.4600	43.4600

01/01/2005	03/31/2005	43.9300	43.4200	43.7450
04/01/2005	06/30/2005	43.8300	43.2900	43.4850
07/01/2005	09/30/2005	44.1500	43.1750	44.0150
10/01/2005	12/31/2005	46.3100	44.1275	45.0500

01/01/2006	03/31/2006	45.0925	44.1175	44.6225
04/01/2006	06/30/2006	46.3900	44.6012	46.0400
07/01/2006	09/30/2006	46.9950	45.7700	45.9250
10/01/2006	12/31/2006	45.9715	44.2600	44.2600

01/01/2007	03/31/2007	44.6800	43.0450	43.4725
04/01/2007	06/06/2007	43.2900	40.2700	40.6700

Historical Closing Values of the Basket

The basket is not a recognized market index. The basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. The historical closing values of the basket, as calculated solely for the purposes of the offering of the notes, fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing values of the basket during any period shown below is not an indication that the annual percentage change in the value of the basket is more likely to be positive or negative during the term of the notes. The historical values do not give an indication of future values of the basket. We cannot make any assurance that the future values of the basket, or the future values of the basket currencies will result in holders of the notes receiving a maturity payment amount greater than the principal amount of their notes on the maturity date. We do not make any representation to you as to the performance of the basket or the basket currencies. We obtained the closing values of the basket currencies used to calculate the historical values of the basket from Bloomberg Financial Markets, without independent verification. The actual values of the basket currencies and the basket at or near the valuation date may bear little relation to the historical values shown below.

The following graph depicts the historical performance of the basket as it would have occurred from January 1, 2004 to June 06, 2007, as though the basket had been in existence since January 1, 2004 with a starting level of $10 and initial basket currency exchange rates for the basket currencies determined as of that date. An increase in the level of the basket corresponds to a decrease in the basket currency exchange rates, and a decrease in the level of the basket corresponds to an increase in the basket currency exchange rates. Any historical upward or downward trend in the level of the basket during any period shown below is not an indication that the level of the basket is more or less likely to increase or decrease at any time during the term of the notes. The historical values of the basket do not give any indication of the future performance of the basket and Wachovia cannot make any assurance regarding the future performance of the basket.

THIS OFFERING SUMMARY SUMMARIZES AND CONDENSES THE PRELIMINARY PRICING SUPPLEMENT AND THE PROSPECTUS. YOU SHOULD NOT RELY ON THIS OFFERING SUMMARY TO MAKE AN INVESTMENT DECISION AND SHOULD READ THE PROSPECTUS AND THE PRELIMINARY PRICING SUPPLEMENT IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION.